UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of _April, 2004

                          GRUPO IUSACELL, S.A. de C.V.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.

--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports
under cover of Form 20-F or Form 40-F:   Form 20-F X   Form 40-F ____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of
1934.   Yes ____   No X

Documents Furnished By the Registrant

1. Press Release of the Registrant dated April 29, 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              GRUPO IUSACELL, S.A. DE C.V.

Date: April 29, 2004                          /s/ Jose Luis Riera
                                              -----------------------
                                              Name: Jose Luis Riera
                                              Title: Attorney in fact

                                              /s/ Fernando Cabrera
                                              -----------------------
                                              Name: Fernando Cabrera
                                              Title: Attorney in fact

    MEXICO CITY, April 29 /PRNewswire-FirstCall/ -- Grupo Iusacell, S.A. de C.V. (NYSE: CEL; BMV) (Iusacell or the Company) today announced unaudited financial results for the first quarter ended March 31, 2004(1).


    Financial Results

    Revenue in the quarter increased 2% from the previous quarter to P$1,326 million, and 8% from the first quarter in 2003 as a result of higher handset sales, more effective advertising campaigns and also due to the good acceptance of the renewed product offerings. As of March 31, 2004, subscribers totaled approximately 1.3 million.

    Cost of sales in the first quarter of 2004 decreased 2% from the previous quarter to P$855 million. However, this item increased 95% from the first quarter in 2003 mainly driven by the policy adopted in the third quarter of 2003 of expensing the postpaid handset-related costs rather than amortizing them within the average life of the postpaid contracts.

    Operating expenses: sales and advertising expenses in the quarter decreased 38% from the previous quarter to P$269 million and 5% from the first quarter in 2003, mainly driven by lower advertising expense. General and administrative expenses decreased 56% from the previous quarter to P$70 million and 22% from the year ago period as a result of the implementation of new cost reducing measures.

    EBITDA(2) increased to a positive figure of P$228 million, from a negative amount of Ps$74 million in the previous quarter, but decreased 45% from the first quarter in 2003 affected by the increase in the cost of sales, driven mainly by the cost of handsets under the related adopted accounting policy.

    Depreciation and amortization at P$496 million in the first quarter of 2004 reflected the Company's decision, adopted during 2003, of expensing the postpaid handset-related costs rather than amortizing them within the average life of the postpaid contracts.

    Operating loss in the first quarter decreased to P$268 million from P$576 million recorded in the previous quarter and increased 14% from the first quarter in 2003, mainly driven by the increased in cost of sales.

    Integral financing cost in the first quarter decreased to P$22 million from P$276 million in the previous quarter and P$448 million in the same quarter of 2003. The result was mainly driven by an exchange gain of $52 million.

    Net loss in the quarter amounted to P$346 million. This compares with a net loss of P$1,340 million in the previous quarter and P$725 million in the first quarter of 2003.

    Capital expenditures: Iusacell invested approximately US$8 million in its different coverage regions during this quarter to expand coverage.



    Reconciliation between Net Loss and EBITDA
    (Figures in million of constant
     March 31, 2004 pesos)                               1Q04           1Q03

      Net loss for the period                            (346)          (725)
    Plus (less) the following items:
      Depreciation and amortization                       496            652
      Integral financing cost                              22            448
      Taxes                                                55             26

      Minority interest                                     0             (3)
      Equity in earnings of subsidiaries                    0             18
    Reported EBITDA for the period                        228            416


    Recent Developments

    Towers sale and-lease-back in the quarter, the Company sold and leased back 46 towers to MATC for approximately P$95 million of net income, proceeds were completely reinvested in the operation of the company.

    Iusacell signed a contract with Unefon: Iusacell signed a contract with Operadora Unefon S.A. of C.V. for the mutual service procurement of capacity, based on traffic in the network of each one of the parts, being limited to a specific coverage.

    It is of our Knowledge that the agreement is still to be approved by Unefon's Board.

    Iusacell reached an agreement with Telefonica on Short Message Service
(SMS): on February 12, 2004, Iusacell and Telefonica Moviles Mexico (Telefonica) announced an agreement by which all subscribers of these companies will be able to send and receive SMS among them. The service became operative on February 15, 2004.

    Lawsuit by the 2004 Note holders: In January 2004, certain holders of the Senior Notes due 2004, which were issued by the Company's principal subsidiary, Grupo Iusacell Celular, S.A. de C.V. ("Iusacell Celular"), filed a lawsuit against Iusacell Celular and others, alleging breach of the Senior
Note Indenture. Iusacell Celular moved to dismiss the portion of the complaint that requested the court to declare that the holders are entitled to the benefit of liens senior to or at least equal in priority to liens held by the Company's other creditors.

    In response to the motion to dismiss, the holders filed an amended complaint and now also seek injunctive relief barring Iusacell Celular and certain of its subsidiaries from selling, transferring or otherwise encumbering their assets pending decision on the merits of the holders' claim for specific performance. The time in which to respond to the request for an injunction has not yet expired. Iusacell Celular and the subsidiaries will respond to request for injunctive relief in due course.

    Shareholders Meeting and Resolution: On April 28, 2004, the Company held a general annual ordinary shareholder's meeting by which its shareholders approved, among other things, the 2003 audited financial results and elected a new Board of Directors, which is now comprised of eight members instead of nine.

    The following table presents the members of the Board of Directors of Grupo Iusacell, S.A. de C.V as of April 28, 2004:



    Board of Directors
     Ricardo B. Salinas Pliego         Chairman of the Board of Directors
     Pedro Padilla Longoria            Vice Chairman of the Board of Directors
     Gustavo Guzman Sepulveda          Director
     Luis Jorge Echarte Fernandez      Director
     Joaquin Arrangoiz Orvananos       Director
     Gonzalo Brockmann Garcia          Director
     Marcelino Gomez Velasco           Director
     Manuel Rodriguez de Castro        Director

    Legal Disclaimer

    Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

    Attached are the Consolidated Income Statements of each of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. for the three-month period ended March 31, 2004, and the Consolidated Balance Sheet of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. at March 31, 2004. The financial statements of Grupo Iusacell Celular, S.A. de C.V. exclude the impact on results and financial position of the US$350 million in 14.25% Senior Notes due 2006, certain microwave equipment and related purchase money indebtedness and the PCS business.



    GRUPO IUSACELL CONSOLIDATED BALANCE SHEET
    COMPARISON OF FIRST QUARTER 2004 WITH FIRST QUARTER 2003
    (Figures in thousands of constant March 31, 2004 pesos)

                              1Q04               1Q03                  Change
                                                                    1Q04 /1Q03
    ASSETS
    Current Assets
    Cash and marketable
     securities              3,088     0.0%     52,217     0.3%         -94.1%
    Accounts receivable,
     net                   571,330     4.9%    593,829     3.9%          -3.8%
    Related Parties        118,156                   0     0.0%             0%
    Recoverable taxes and
     other                 236,553     2.0%    653,485     4.3%         -63.8%
    Inventories            283,092     2.4%     29,875     0.2%         847.6%
    TOTAL CURRENT ASSETS 1,212,219    10.4%  1,329,406     8.8%          -8.8%

    Property and
     equipment, net      7,483,237    64.1%  9,386,153    61.9%         -20.3%
    Excess of cost of
     investments in
     subsidiaries over
     book value, net     1,895,546    16.2%  2,143,728    14.1%         -11.6%
    Other assets         1,090,880     9.3%  2,295,846    15.1%         -52.5%
    TOTAL ASSETS        11,681,882   100.0% 15,155,133   100.0%         -22.9%

    LIABILITIES AND
     SHAREHOLDERS' EQUITY
    Current Liabilities
    Accrued liabilities  1,607,332    13.8%  1,010,542     6.7%          59.1%
    Related parties         81,568     0.7%          0     0.0%             0%
    Accounts payable       563,990     4.8%    159,362     1.1%         253.9%
    Short-term debt      8,849,660    75.8%    128,251     0.8%        6800.3%
    TOTAL CURRENT
     LIABILITIES        11,102,550    95.0%  1,298,155     8.6%         755.3%

    Non-current
     liabilities            92,781     0.8%  8,912,929    58.8%         -99.0%
    TOTAL LIABILITIES   11,195,331    95.8% 10,211,084    67.4%           9.6%

    Minority interest      -41,429    -0.4%      6,485     0.0%        -738.8%
    Shareholders4 Equity
    Capital stock        7,549,173    64.6%  7,549,173    49.8%             -

    Legal reserve           21,217     0.2%     21,217     0.1%             -

    Capital
     contributions       1,485,567    12.7%  1,485,567     9.8%             -
    Net loss              -345,874    -3.0%   -724,605    -4.8%         -52.3%
    Accumulated earnings
     from prior years   -8,402,179   -71.9% -3,613,864   -23.8%        -132.5%
    Excess from
     restatement of
     shareholders'
     equity                220,076     1.9%    220,076     1.5%             -

    TOTAL SHAREHOLDERS4
     EQUITY                527,980     4.5%  4,937,564    32.6%         -89.3%

    TOTAL LIABILITIES AND
    SHAREHOLDERS'
     EQUITY             11,681,882   100.0% 15,155,133   100.0%         -22.9%


    GRUPO IUSACELL CONSOLIDATED INCOME STATEMENT
    COMPARISON OF FIRST QUARTER 2004 WITH FIRST QUARTER 2003
    (Figures in thousands of constant March 31, 2004 pesos)

                     1Q04                     1Q03                    Change
                                                                    1Q04 /1Q03
    REVENUE
    Service     1,100,114        83.0%    1,155,604       94.2%       -4.8%
    Equipment
     sales and
     other        226,084        17.0%       71,210        5.8%      217.5%
    TOTAL
     REVENUE    1,326,198       100.0%    1,226,814      100.0%        8.1%

    Cost of
     services     419,486        31.6%      385,299       31.4%        8.9%
    Other costs   435,189        32.8%       53,170        4.3%      718.5%
    TOTAL COSTS   854,675        64.4%      438,469       35.7%       94.9%

    GROSS MARGIN  471,523        35.6%      788,345       64.3%      -40.2%

    Sales &
     Advertising
     expenses     269,143        20.3%      282,873       23.1%       -4.9%
    General and
     administrative
     expenses      69,812         5.3%       89,441        7.3%      -21.9%
    Other income  -95,025        -7.2%            0        0.0%        0.0%
    TOTAL
     OPERATING
     EXPENSES     243,930        18.4%      372,314       30.3%      -34.5%

    EBITDA        227,593        17.2%      416,031       33.9%      -45.3%

    Depreciation
     and
     amortization 495,809        37.4%      652,180       53.2%      -24.0%
    OPERATING
     LOSS        -268,216       -20.2%     -236,149      -19.2%       13.6%

    Interest
     expense, net 245,878        18.5%      239,388       19.5%        2.7%
    Foreign
     exchange
     loss (gain)  -52,260        -3.9%      292,616       23.9%     -117.9%
    Monetary
     gain        -171,729       -12.9%      -84,416       -6.9%      103.4%
    INTEGRAL
     FINANCING
     COST          21,889         1.7%      447,588       36.5%      -95.1%
    LOSS BEFORE
     TAXES AND
     STATUTORY
     PROFIT
     SHARING
     COST        -290,105       -21.9%     -683,737      -55.7%      -57.6%

    Equity in
     income
     (losses) of
      subsidiaries     24         0.0%       17,813        1.5%          -
    Taxes          55,467         4.2%       26,476        2.2%      109.5%

    NET LOSS BEFORE
    MINORITY
     INTEREST    -345,596       -26.1%     -728,026      -59.3%      -52.5%
    Minority
     interest         278         0.0%       -3,421       -0.3%     -108.1%
    NET LOSS     -345,874       -26.1%     -724,605      -59.1%      -52.3%


    GRUPO IUSACELL CELULAR CONSOLIDATED BALANCE SHEET
    COMPARISON OF FIRST QUARTER 2004 WITH FIRST QUARTER 2003
    (Figures in thousands of constant March 31, 2004 pesos)

                     1Q04                      1Q03                 Change
                                                                 1Q04 /1Q03
    ASSETS
    Current Assets
    Cash and
     marketable
     securities     2,191         0.0%       53,551        0.4%      -95.9%
    Accounts
     receivable,
     net          563,869         5.4%      592,367        4.5%       -4.8%

    Related
     parties      254,650         2.4%      108,519        0.8%      134.7%
    Recoverable
     taxes and
     other        237,002         2.3%      505,846        3.8%      -53.1%
    Inventories   283,092         2.7%       29,875        0.2%      847.6%
    TOTAL CURRENT
     ASSETS     1,340,804        12.9%    1,290,158        9.7%        3.9%

    Property and
     equipment,
     net        6,710,958        64.5%    8,530,672       64.3%      -21.3%
    Excess of
     cost of
     investments
     in subsidiaries
     over book
     value,
     net        1,709,439        16.4%    1,946,616       14.7%      -12.2%
    Other assets  641,861         6.2%    1,501,677       11.3%      -57.3%
    TOTAL
     ASSETS    10,403,062       100.0%   13,269,123      100.0%      -21.6%

    LIABILITIES
     AND
     SHAREHOLDERS'
     EQUITY
    Current
     Liabilities
    Accrued
     liabilities  638,612         6.1%      696,421        5.2%       -8.3%
    Related
     parties       81,568         0.8%            0        0.0%          -

    Accounts
     payable      471,839         4.5%       38,442        0.3%     1127.4%
    Short-term
     debt       4,642,492        44.6%       44,874        0.3%    10245.6%
    TOTAL CURRENT
     LIABILITIES5,834,511        56.1%      779,737        5.9%      648.3%

    Non-current
     liabilities      661         0.0%    4,666,525       35.2%     -100.0%
    TOTAL
     LIABILITIES5,835,172        56.1%    5,446,262       41.0%        7.1%

    Minority
     interest     -41,429        -0.4%            0        0.0%          -


    Shareholders4
     Equity
    Capital
     stock     16,838,572       161.9%   16,838,572      126.9%          -
    Legal reserve  29,983         0.3%       29,983        0.2%          -
    Capital
     contri-
     butions      103,751         1.0%      103,751        0.8%          -
    Net loss     -259,666        -2.5%     -429,654       -3.2%      -39.6%
    Accumulated
     earnings
     from prior
     years    -11,360,372      -109.2%   -7,976,842      -60.1%       42.4%
    Excess from
     restatement
     of shareholders'
     equity      -742,949        -7.1%     -742,949       -5.6%          -

    TOTAL
     SHAREHOLDERS4
     EQUITY     4,609,319        44.3%    7,822,861       59.0%      -41.1%

    TOTAL
     LIABILITIES AND
     SHAREHOLDERS'
     EQUITY    10,403,062       100.0%   13,269,123       100.0%     -21.6%


    GRUPO IUSACELL CELULAR CONSOLIDATED INCOME STATEMENT
    COMPARISON OF FIRST QUARTER 2004 WITH FIRST QUARTER 2003
    (Figures in thousands of constant March 31, 2004 pesos)

                     1Q04                      1Q03                    Change
                                                                   1Q04 /1Q03
    REVENUE
    Service     1,139,425        83.5%    1,151,669       94.2%       -1.1%
    Equipment
     sales and
     other        225,573        16.5%       70,933        5.8%      218.0%
    TOTAL
     REVENUE    1,364,998       100.0%    1,222,602      100.0%       11.6%

    Cost of
     services     425,795        31.2%      385,125       31.5%       10.6%
    Other costs   435,189        31.9%       53,170        4.3%      718.5%
    TOTAL COSTS   860,984        63.1%      438,295       35.8%       96.4%

    GROSS MARGIN  504,014        36.9%      784,307       64.2%      -35.7%

    Sales &
     Advertising
     expenses     268,712        19.7%      282,865       23.1%       -5.0%
    General and
     administrative
     expenses      66,631         4.9%       82,182        6.7%      -18.9%
    Other income  -68,588        -5.0%            -        0.0%        0.0%
    TOTAL
     OPERATING
     EXPENSES     266,755        19.5%      365,047       29.9%      -26.9%

    EBITDA        237,259        17.4%      419,260       34.3%          -


    Depreciation
     and
     amortization 457,171        33.5%      607,570       49.7%      -24.8%
    OPERATING
     LOSS        -219,912       -16.1%     -188,310      -15.4%       16.8%

    Interest
     expense, net  91,679         6.7%       85,351        7.0%        7.4%
    Foreign
     exchange loss
     (gain)       -20,200        -1.5%      154,997       12.7%     -113.0%
    Monetary gain -82,065        -6.0%      -42,200       -3.5%       94.5%
    INTEGRAL
     FINANCING
     COST         -10,586        -0.8%      198,148       16.2%     -105.3%
    INCOME (LOSS)
     BEFORE TAXES AND
     STATUTORY
     PROFIT
     SHARING
     COST        -209,326       -15.3%     -386,458      -31.6%      -45.8%

    Equity in
     losses of
     subsidiaries      24         0.0%       17,813        1.5%      -99.9%
    Taxes          50,038         3.7%       26,476        2.2%       89.0%

    NET LOSS BEFORE
    MINORITY
     INTEREST    -259,388       -19.0%     -430,747      -35.2%      -39.8%
    Minority interest 278         0.0%       -1,093       -0.1%          -

    NET LOSS     -259,666       -19.0%     -429,654      -35.1%      -39.6%


    (1) Unless otherwise noted, all monetary figures are expressed in Mexican pesos and presented as of March 31, 2004 in accordance with Mexican GAAP. The symbols "P$" and "US$" refer to Mexican pesos and U.S. dollars, respectively.

    (2) This press release contains a reference to EBITDA and provides the components of EBITDA on the face of the Consolidated Income Statement. EBITDA is used by management for comparisons to other companies within our industry as an alternative to GAAP measures and is used by investors and analysts in evaluating performance. EBITDA, which is earnings before interest, taxes, depreciation and amortization, is computed by adding back net interest expense, income and asset tax expense, depreciation expense and amortization expense to net income
        (loss) before minority interest and loss of subsidiaries as reported. EBITDA should be considered in addition to, but not as a substitute for other measures of financial performance reported in accordance with Mexican GAAP. EBITDA, as defined above, may not be comparable to similarly titled measures reported by other companies.



SOURCE  Grupo Iusacell, S.A. de C.V.
    -0-                             04/29/2004
    /CONTACT: Jose Luis Riera Kinkel, Chief Financial Officer, or Jose Victor Ferrer Vargas, Finance Manager, +5255-5109-5927, both of Grupo Iusacell, S.A. de C.V./
    /Web site:  http://www.iusacell.com /
    (CEL)

CO:  Grupo Iusacell, S.A. de C.V.
ST:  Mexico
IN:  TLS
SU:  ERN